UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Adial Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00688A106
(CUSIP Number)

August 17, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 00688A106

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Howard Peikin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,346,741 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,346,741 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,346,741 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.67% (Based upon 20,448,156 outstanding shares of common stock as of August 17, 2021)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 00688A106

Item 1(a). Name of Issuer:

This Amendment No. 1 amend the statement on Schedule 13G filed on August 13, 2021, with respect to Common Stock, $0.001 par value, of Adial Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 29902

United States of America

Item 2(a). Name of Person Filing.

Mark Howard Peikin.

Item 2(b). Address of Principal Business Office or, if None, Residence.

1875 N.W. Corporate Blvd., Ste 290, Boca Raton, FL 33431.

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e). CUSIP Number.

00688A106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 1,346,741 (1)
(b)	Percent of class: 6.67%
(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 1,346,741(1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,346,741 (1)
(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Mark Howard Peikin is the beneficial owner of Bespoke Growth Partners, Inc. and has the power to vote and dispose of the 833,334 shares of the Issuer held by Bespoke Growth Partners, Inc. Further, Mark Howard Peikin is the beneficial owner of First Choice International Company, Inc. and has the power to vote and dispose of the 150,000 shares of the Issuer held by First Choice International Company, Inc. Additionally, Mark Howard Peikin beneficially owns 363,407 shares of the Issuer directly in his own name, and he has the power to vote and dispose of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2021	By:	/s/ Mark Howard Peikin
Mark Howard Peikin